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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 2)


                               SVI HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   784872 103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 David L. Reese
                         7979 Ivanhoe Avenue, Suite 500
                           La Jolla, California 92037
                                 (619) 551-2365
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 14, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/98)

CUSIP No.      784872 103             13D/A                   Page 2 of 5 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Softline Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


         Republic of South Africa
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    19,121,994
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    19,121,994
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         19,121,994
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.      784872 103             13D/A                   Page 3 of 5 Pages

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.0001 per share (the "Shares"), of SVI Holdings, Inc., Nevada corporation (the "Company"). The principal executive offices of the Company are located at 7979 Ivanhoe, Suite 500, La Jolla CA 92037.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) The entity filing this schedule 13D is Softline Limited.

     (b)-(c) Softline Limited is a South African company. The business address of the company is Softline House, 16 Commerce Crescent, Eastgate Extension 13, Sandton, 2148, South Africa.

     (d) The entity filing this schedule 13D has not been convicted in the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) No member of the entity filing this schedule 13D was a party, during the last five years, to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

Softline Limited acquired its shares of the Company's common stock pursuant to agreements which resulted in a change of control of the Company. The Company filed Form 8-K regarding this transaction on October 24, 1997.

On October 24, 1997, SVI Holdings, Inc. (the "Company") and certain of its stockholders entered into a series of interlocking agreements with Softline Limited ("Softline") and Hosken Consolidated Investments Limited ("HCI") as described in more detail below. Both Softline and HCI are South African companies listed on the Johannesburg Stock Exchange (the "JSE").

These agreements provided for the acquisition in total by Softline of approximately 16.5 million shares of the outstanding common stock of the Company, of which approximately 12.5 million shares were issued by the Company. This represented approximately 60% of the Company's outstanding common stock. Softline acquired five million shares of the Company's common stock in exchange for all of the capital stock of IBIS Systems Limited, a United Kingdom company ("IBIS"), which specialized in the development of software solutions for the construction and heavy equipment rental industries. In addition, Softline acquired approximately 7.5 million shares of the Company's common stock in exchange for cash in the amount of approximately $7.3 million and the worldwide distribution rights (excluding Africa) to the Brilliant accounting package and certain technology related to Brilliant. Finally, Softline acquired from certain stockholders of the Company, including members of the Board of Directors and the Company's then-current majority stockholder, an additional four million shares of the Company's common stock in exchange for cash and Softline shares.

On May 27, 1998, the Company agreed to issue 119,869 shares to Softline to reimburse it for $546,902 in costs borne by Softline in connection with the acquisition of Triple-S Computers Pty. Limited by a subsidiary of the Company. The shares were valued at the $4.56 close price reported on the OTC Bulletin Board on that date. The certificates for such shares were not issued until March 31, 1999.

On December 31, 1998, the Company agreed to issue 28,125 shares to Softline to reimburse it for costs borne by Softline in connection with the acquisition of the "compAssess" product by a subsidiary of the Company. The shares were valued at the $7.31 closing price on the American Stock Exchange on that date. The certificates for such shares were not issued until March 31, 1999.

On April 14, 1999, Softline exercised options to purchase 1,994,267 shares of the Company's common stock.
--------------------------------------------------------------------------------

CUSIP No.      784872 103             13D/A                   Page 4 of 5 Pages

Item 4.  Purpose of Transaction.

The purpose of the October 24, 1997 transaction was for the Company to acquire IBIS, the technology rights to Brilliant and additional capital. The purpose of the March 31, 1999 transactions was to reimburse Softline for costs borne by it in connection with the acquisition of the "compAssess" product and Triple-S by the Company's subsidiaries. The purpose of the April 14, 1999 transaction was to provide capital to the Company for the acquisition by the Company of Island Pacific Systems Corporation.

         (a)      None.

         (b)      None.

         (c)      None.

         (d)      None.

         (e)      None.

         (f)      None.

         (g)      None.

         (h)      None.

         (i)      None.

         (j)      None.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

         (a) 19,121,994 shares, including options to acquire 443,733 shares at $2.00 per share. This represents 58.8% of the outstanding shares of the Company, calculated in accordance with Rule 13d-3(d)(1).

         (b)      Sole Voting Power                19,121,994
                  Shared Voting Power                       0
                  Sole Dispositive Power           19,121,994
                  Shared Dispositive Power                  0

         (c) The following transactions in the issuer common stock were effected within 60 days of the date of this statement:


    Date           No. of Shares  Sale/Purchase           Price Per Share
    ----           -------------  -------------           ---------------

   5/27/98               119,869  Purchase                     Note 1

  12/31/98                28,125  Purchase                     Note 2

   4/14/99             1,994,267  Option/Purchase              $2.00

Note 1: 119,869 shares were issued to Softline Limited to reimburse it for costs borne by it in connection with payments made by it in connection with the acquisition of Triple-S Computers Pty. Limited by a subsidiary of SVI Holdings, Inc. The shares had a deemed value of approximately $4.56 per share.

Note 2: 28,125 shares were issued to Softline Limited to reimburse it for costs borne by it in connection with the acquisition of the "compAssess" product by a subsidiary of SVI Holdings, Inc. The shares had a deemed value of approximately $7.31 per share.

         (d)      Not Applicable.

         (e)      Not Applicable.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On or about October 13, 1998, the Company made a loan to Softline Limited in the amount of $5,215,500 (the "Softline Loan"). The Softline Loan was secured by a pledge of 1,000,000 shares of the common stock of the Company held by Softline Limited. The terms of such pledge are set forth in the Pledge Agreement dated October 13, 1998 between Softline Limited at the Company which is Exhibit 6 to this statement.

CUSIP No.      784872 103             13D/A                   Page 5 of 5 Pages
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

1. Sale of Shares Agreement between Softline and the Company for the acquisition of IBIS incorporated herein by reference to Form 13D originally filed on October 21, 1997.
2. Share Swap Agreement between the Company and Softline for the trade of 7,536,000 SVI shares for 22,130,448 shares of Softline incorporated herein by reference to Form 13D originally filed on October 21, 1997.
3. Renunciation Agreement between SVI, HCI and Softline providing for the sale of 22,130,448 Softline shares to HCI incorporated herein by reference to Form 13D originally filed on October 21, 1997.
4. Subscription Agreement incorporated herein by reference to Form 13D originally filed on October 21, 1997.
5. Agreement between SVI, HCI and Softline recording that all the other agreements are indivisible incorporated herein by reference to Form 13D originally filed on October 21, 1997.
6. Pledge Agreement dated October 13, 1998 between SVI Holdings, Inc. and Softline Limited, incorporated by reference to exhibit 10.2 of the Form 10-QSB for the quarter ended December 31, 1998.

--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 1999

On Behalf of SOFTLINE LIMITED By:
                                                   July 14, 1999
                                               ---------------------------------
                                               (Date)

                                                   /S/ Steven Cohen
                                               ---------------------------------
                                               (Signature)

                                               Steven Cohen/Financial Director
                                               ---------------------------------
                                               (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).